Exhibit 99.2

2017 THIRD QUARTER RESULTS

CNH Industrial 2017 third quarter revenues up 15.3% to $6.6 billion, net income at

$57 million, with adjusted net income(2)(3) more than doubling to $148 million or $0.11 per share. Net industrial debt(2)(3) at $2.6 billion

Financial results presented under U.S. GAAP(1)

•    Industrial Activities’ revenues up 16% (up 12% on a constant currency basis) led by solid improvements in all segments

•    Operating profit(2)(3) of Industrial Activities increased 41% to $351 million, with an operating margin of 5.5%, with positive performance in Agricultural Equipment, Construction Equipment and Powertrain

•    Adjusted net income increased to $148 million in the third quarter of 2017, with adjusted diluted EPS(2)(3) of $0.11

•    Net industrial debt was $2.6 billion at September 30, 2017, up $0.5 billion compared to June 30, 2017, due to the typical seasonal increase in net working capital

•    In the quarter, the Company repurchased a total of €800 million in principal amount of 6.250% Notes due 2018 and 2.750% Notes due 2019 issued by CNH Industrial Finance Europe S.A., and issued €650 million in principal amount of 1.750% Notes due 2025

•    Today the Company announced the early redemption of all of the outstanding $600 million in principal amount of CNH Industrial Capital LLC 3 7⁄8% Notes due July 2018

•    On October 24, Fitch Ratings initiated coverage of CNH Industrial N.V. and assigned its long-term issuer default rating of “BBB-” with stable outlook; CNH Industrial securities will be eligible for the main investment grade indices in the U.S. market

•    Full year guidance for Industrial Activities revenues increased to $25.0 to $25.5 billion and Adjusted diluted EPS increased to $0.44 to $0.46; year-end net industrial debt increased to $1.5 to $1.7 billion as a result of the strengthening euro to the U.S. dollar

Summary of Results ($ million except EPS)
Nine Months Ended September 30,				Three Months Ended September 30,
2017	2016	Change		2017	2016	Change
19,259	17,874	7.7%	Revenues	6,630	5,749	15.3%
353	(345)	698	Net income (loss)	57	39	18
472	285	187	Adjusted net income	148	68	80
0.25	(0.25)	0.50	Basic EPS ($)	0.04	0.03	0.01
0.25	(0.25)	0.50	Diluted EPS ($)	0.04	0.03	0.01
0.34	0.21	0.13	Adjusted diluted EPS ($)	0.11	0.05	0.06

London (UK) – (October 31, 2017) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $6,630 million for the third quarter of 2017, up 15.3% compared to the third quarter of 2016. Net sales of Industrial Activities were $6,331 million in the third quarter of 2017, up 15.9%

(1)    CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)    This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

(3)    Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2017 THIRD QUARTER RESULTS

compared to the third quarter of 2016. Net income was $57 million for the third quarter of 2017 and includes $53 million of restructuring charges as part of the Company’s Efficiency Program. It also includes a charge of $39 million related to the September 2017 repurchase of an aggregate nominal amount of €800 million of the outstanding CNH Industrial Finance Europe S.A. Notes due 2018 and 2019. Adjusted net income was $148 million for the third quarter compared to $68 million in the third quarter of 2016. Adjusted diluted EPS in the third quarter was $0.11, up 120% compared to the third quarter of 2016.

Operating profit of Industrial Activities increased 41% to $351 million for the third quarter of 2017 compared to the $248 million in the third quarter of 2016, with an operating margin of 5.5%, up 1.0 percentage points (“p.p.”) compared to the third quarter of 2016.

Income taxes were $64 million in the third quarter of 2017 ($32 million in the third quarter of 2016). Adjusted income taxes(1)(2) for the third quarter of 2017 were $65 million ($47 million in the third quarter of 2016). The adjusted effective tax rate (adjusted ETR)(1)(2) was 34%, down from 46% in the third quarter of 2016, primarily due to favorable changes in our jurisdictional profit mix.

Net industrial debt was $2.6 billion at September 30, 2017, up $0.5 billion compared to June 30, 2017, due to the typical seasonal increase in net working capital. Total debt was $25.5 billion at September 30, 2017, in line with June 30, 2017. At September 30, 2017, available liquidity(1)(2) was $7.9 billion, down $0.4 billion compared to June 30, 2017.

During the quarter, CNH Industrial Finance Europe S.A. issued €650 million in principal amount of 1.750% Notes due 2025. In addition, CNH Industrial Finance Europe S.A. repurchased €347 million of its outstanding €1.2 billion 6.250% Notes due 2018, and €453 million of its outstanding €1.0 billion 2.750% Notes due 2019. The $39 million one-time charge related to the repurchase of the Notes will be offset by interest cost savings achieved through the remaining original term of the notes. In addition, the Company announced today the early redemption of all of the outstanding $600 million in principal amount of CNH Industrial Capital LLC 3 7⁄8% Notes due July 2018.

On October 24, 2017, Fitch Ratings assigned CNH Industrial N.V. and CNH Industrial Capital LLC long-term issuer default ratings of “BBB-”. The outlook of both companies is stable. Fitch Ratings also assigned a short-term issuer default rating to CNH Industrial Capital LLC of “F3”. This rating action follows the upgrade of Standard and Poor’s, on June 15, 2017, of the long-term corporate rating of CNH Industrial N.V. and CNH Industrial Capital LLC to “BBB-” with stable outlook. These two actions will make the Company’s securities eligible for the main investment grade indices in the U.S. market.

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)	Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2017 THIRD QUARTER RESULTS

Segment Results

CNH INDUSTRIAL

Revenues by Segment ($ million)

Nine Months Ended September 30,					Three Months Ended September 30,
2017	2016	% change	% change excl. FX(1)		2017	2016	% change	% change excl. FX(1)
7,890	7,291	8.2	6.8	Agricultural Equipment	2,651	2,359	12.4	9.4
1,841	1,726	6.7	5.9	Construction Equipment	642	595	7.9	6.0
7,203	6,754	6.6	6.6	Commercial Vehicles	2,537	2,114	20.0	14.7
3,213	2,755	16.6	16.8	Powertrain	1,075	850	26.5	20.4
(1,777)	(1,539)	—	—	Eliminations and other	(574)	(457)	—	—
18,370	16,987	8.1	7.5	Total Industrial Activities	6,331	5,461	15.9	12.0
1,205	1,173	2.7	0.8	Financial Services	409	386	6.0	3.4
(316)	(286)	—	—	Eliminations and other	(110)	(98)	—	—
19,259	17,874	7.7	7.0	Total	6,630	5,749	15.3	11.5

(1)	“Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Operating Profit (loss)(1) by Segment ($ million)

Nine Months Ended September 30,						Three Months Ended September 30,
2017 Profit	2016 Profit	$ change	2017 Margin	2016 Margin		2017 Profit	2016 Profit	$ change	2017 Margin	2016 Margin
670	546	124	8.5%	7.5%	Agricultural Equipment	208	155	53	7.8%	6.6%
8	32	-24	0.4%	1.9%	Construction Equipment	13	1	12	2.0%	0.2%
178	202	-24	2.5%	3.0%	Commercial Vehicles	59	64	-5	2.3%	3.0%
260	171	89	8.1%	6.2%	Powertrain	88	52	36	8.2%	6.1%
(65)	(72)	7	—	—	Eliminations and other	(17)	(24)	7	—	—
1,051	879	172	5.7%	5.2%	Total Industrial Activities	351	248	103	5.5%	4.5%
365	363	2	30.3%	30.9%	Financial Services	120	114	6	29.3%	29.5%
(248)	(244)	-4	—	—	Eliminations and other	(83)	(84)	1	—	—
1,168	998	170	6.1%	5.6%	Total	388	278	110	5.9%	4.8%

(1)	Operating profit of Industrial Activities (a non-GAAP financial measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of Financial Services (a non-GAAP financial measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

Agricultural Equipment’s net sales increased 12.4% in the third quarter of 2017 compared to the third quarter of 2016 (up 9.4% on a constant currency basis). Net sales increased in EMEA, primarily due to improved volume for combines and low horsepower tractors and to favorable net price realization. Net sales also increased in APAC, mainly in India, and in LATAM mainly in Brazil and Argentina. Net sales in NAFTA were flat, as stable row crop market conditions and improved tractor mix were offset by reduced market demand for hay and forage products.

Operating profit was $208 million in the third quarter of 2017, a 34% increase over the $155 million in the third quarter of 2016. Operating margin increased 1.2 p.p. to 7.8% as a result of the favorable volume and product mix, the positive net price realization more than offsetting raw material cost increases, and improved quality costs, while the Company increased its investments in research and development.

2017 THIRD QUARTER RESULTS

Construction Equipment’s net sales increased 7.9% in the third quarter of 2017 compared to the third quarter of 2016 (up 6.0% on a constant currency basis), driven by market growth in all regions, particularly in light equipment in NAFTA and in APAC, where we have seen a sustained rebound in demand since last year. The current worldwide order book is over 50% higher than the previous year.

Operating profit was $13 million in the third quarter of 2017, a $12 million increase compared to the third quarter of 2016, with an operating margin of 2.0% (up 1.8 p.p. compared to the third quarter of 2016). The increase was mainly driven by higher volumes and favorable product mix, as well as slightly positive price realization.

Commercial Vehicles’ net sales increased 20.0% in the third quarter of 2017 compared to the third quarter of 2016 (up 14.7% on a constant currency basis). In EMEA, net sales increased as a result of price realization, fleet-related sales of heavy tractor trucks and commercial vans, and timing of specialty vehicle deliveries. In LATAM and APAC, net sales improved as a result of favorable industry trends in Argentina, Turkey, and Australia.

Operating profit was $59 million for the third quarter of 2017 ($64 million in the third quarter of 2016), with an operating margin of 2.3% (down 0.7 p.p. compared to the third quarter of 2016), and was affected by unfavorable product and channel mix, more than offsetting the favorable volume impact, as well as increased investments in research and development on new product programs. The price realization achieved was more than offset by Euro 6 emissions content costs and the impact of the devaluation of the British pound. In general, pricing conditions in the main European markets remained very competitive during the quarter.

At the end of the quarter, the Company initiated additional capacity realignments in its firefighting business as part of the Efficiency Program. The Company recognized a total pre-tax restructuring charge of $47 million, of which $14 million is non-cash charge, and will result in $18 million of total annual pre-tax savings which the Company anticipates will be fully realized by 2019.

Powertrain’s net sales increased 26.5% in the third quarter of 2017 compared to the third quarter of 2016 (up 20.4% on a constant currency basis), due to higher sales volumes with both captive and external customers. Sales to external customers accounted for 48% of total net sales, in line with the third quarter of 2016.

Operating profit was $88 million for the third quarter of 2017, a $36 million increase compared to the third quarter of 2016 as a result of higher volume, favorable engine mix, and manufacturing efficiencies. Operating margin increased 2.1 p.p. to 8.2%, the highest third quarter margin ever reported in the segment’s history, reflecting the profitability of a well-balanced portfolio of engine applications.

Financial Services’ revenues totaled $409 million in the third quarter of 2017, an increase of 6.0% compared to the third quarter of 2016 (up 3.4% on a constant currency basis), due to higher activity in LATAM and APAC. Retail loan originations (including unconsolidated joint ventures) were $2.3 billion, flat compared to the third quarter of 2016. The managed portfolio (including unconsolidated joint ventures) was $26.0 billion as of September 30, 2017 (of which retail was 63% and wholesale 37%), up $1.2 billion compared to September 30, 2016 (up $0.5 billion on a constant currency basis).

2017 THIRD QUARTER RESULTS

Net income was $86 million in the third quarter of 2017, an increase of $9 million compared to the third quarter of 2016, primarily due to the higher activity in LATAM and APAC, lower provisions for credit losses, and the positive impact of currency translation.

2017 Outlook

Market conditions across our major segments have been solid year-to-date, despite continued inventory destocking efforts in high horsepower tractors in the NAFTA row crop market segment and weakened demand in hay and forage products. The weakening of the U.S. dollar against most of our trading currencies, especially the euro, has had a positive translation impact on our revenues. However, the strengthening of the euro has had an unfavorable translation impact on the euro-denominated portion of our net industrial debt. The exchange impacts on profit have been less significant due to balanced foreign currency positions between revenue and costs. Therefore, the Company is increasing its 2017 guidance for sales and EPS, and is slightly increasing the net industrial debt guidance as follows:

•	Net sales of Industrial Activities of $25.0 to $25.5 billion;

•	Adjusted diluted EPS(1) of $0.44 to $0.46;

•	Net industrial debt at the end of 2017 at $1.5 to $1.7 billion.

(1)	Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

2017 THIRD QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 2:30 p.m. CET / 1:30 p.m. GMT / 9:30 a.m. EDT, management will hold a conference call to present 2017 third quarter and first nine months results. The call can be followed live online at: http://bit.ly/CNH_Industrial_Q3_2017 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the conference call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

•	Trading Profit under EU-IFRS: Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

•	Operating Profit under EU-IFRS: Operating Profit under EU-IFRS is computed starting from Trading Profit under EU-IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

2017 THIRD QUARTER RESULTS

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges.

•	Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•	Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of

2017 THIRD QUARTER RESULTS

“Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2016, prepared in accordance with U.S. GAAP, and in the Company’s EU Annual Report at December 31, 2016, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom	United Kingdom

Richard Gadeselli Tel: +44 207 7660 346	Federico Donati Tel: +44 207 7660 386

Laura Overall	United States
Tel: +44 207 7660 338
Noah Weiss Tel: +1 630 887 3745
E-mail: mediarelations@cnhind.com www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three and Nine Months Ended September 30, 2017 and 2016

(Unaudited)

(U.S. GAAP)

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2017	2016	2017	2016
Revenues
Net sales	6,331	5,461	18,370	16,987
Finance and interest income	299	288	889	887

TOTAL REVENUES	6,630	5,749	19,259	17,874

Costs and Expenses
Cost of goods sold	5,242	4,524	15,166	14,014
Selling, general and administrative expenses	559	546	1,676	1,687
Research and development expenses	243	211	662	619
Restructuring expenses	53	6	77	31
Interest expense(1)	259	273	712	743
Other, net(2)	174	131	454	951

TOTAL COSTS AND EXPENSES	6,530	5,691	18,747	18,045

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	100	58	512	(171)
Income tax (expense)	(64)	(32)	(225)	(179)
Equity in income of unconsolidated subsidiaries and affiliates(3)	21	13	66	5

NET INCOME (LOSS)	57	39	353	(345)

Net income (loss) attributable to noncontrolling interests	4	—	12	2

NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	53	39	341	(347)

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	0.04	0.03	0.25	(0.25)
Diluted	0.04	0.03	0.25	(0.25)
Cash dividends declared per common share	—	—	0.118	0.148

Notes:

(1)	In the three and nine months ended September 30, 2017, Interest expense includes the charge of $39 million and $56 million, respectively, related to the repurchase/early redemption of Notes. In the three and nine months ended September 30, 2016, this item included the charge of $38 million related to the repurchase of Notes.
(2)	In the nine months ended September 30, 2016, Other, net included the non-recurring charge of $551 million related to the European Commission settlement.
(3)	In the nine months ended September 30, 2016, Equity in income of unconsolidated subsidiaries and affiliates included a negative impact of $28 million incurred by the joint venture Naveco Ltd due to its exit from a line of business.

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of September 30, 2017 and December 31, 2016

(Unaudited)

(U.S. GAAP)

($ million)	September 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	4,100	5,017
Restricted cash	681	837
Trade receivables, net	557	623
Financing receivables, net	19,182	18,662
Inventories, net	7,283	5,609
Property, plant and equipment, net	6,918	6,397
Investments in unconsolidated subsidiaries and affiliates	560	487
Equipment under operating leases	1,874	1,907
Goodwill	2,472	2,449
Other intangible assets, net	772	787
Deferred tax assets	1,014	937
Derivative assets	89	95
Other assets	2,027	1,740

TOTAL ASSETS	47,529	45,547

LIABILITIES AND EQUITY
Debt	25,518	25,276
Trade payables	5,867	5,185
Deferred tax liabilities	98	84
Pension, postretirement and other postemployment benefits	2,345	2,276
Derivative liabilities	84	249
Other liabilities	9,136	8,005

Total Liabilities	43,048	41,075

Redeemable noncontrolling interest	25	21
Common shares, €0.01, par value; outstanding 1,363,676,503 common shares and 396,237,285 special voting shares at 09/30/2017; and outstanding 1,361,630,903 common shares and 412,268,203 special voting shares at 12/31/2016	25	25
Treasury stock, at cost: 723,693 common shares at 09/30/2017 and 1,278,708 common shares at 12/31/2016	(8)	(9)
Additional paid in capital	4,416	4,408
Retained earnings	1,967	1,787
Accumulated other comprehensive loss	(1,952)	(1,767)
Noncontrolling interests	8	7

Equity	4,456	4,451

TOTAL LIABILITIES AND EQUITY	47,529	45,547

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Nine Months Ended September 30, 2017 and 2016

(Unaudited)

(U.S. GAAP)

	Nine Months Ended September 30,
($ million)	2017	2016
Operating activities:
Net income (loss)	353	(345)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	540	537
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	430	406
Loss from disposal of assets	23	2
Loss on repurchase/early redemption of Notes	56	38
Undistributed income (loss) of unconsolidated subsidiaries	(22)	52
Other non-cash items	130	172
Changes in operating assets and liabilities:
Provisions	163	500
Deferred income taxes	(80)	14
Trade and financing receivables related to sales, net	28	367
Inventories, net	(1,222)	(754)
Trade payables	232	(173)
Other assets and liabilities	(26)	304

NET CASH PROVIDED BY OPERATING ACTIVITIES	605	1,120

Investing activities:
Additions to retail receivables	(2,857)	(2,747)
Collections of retail receivables	3,104	3,287
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	11	8
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	594	429
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(278)	(290)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,196)	(1,091)
Other	82	(42)

NET CASH USED IN INVESTING ACTIVITIES	(540)	(446)

Financing activities:
Proceeds from long-term debt	11,096	8,778
Payment of long-term debt	(11,994)	(9,146)
Net increase (decrease) in other financial liabilities	(187)	(451)
Dividends paid	(166)	(205)
Other	(16)	(58)

NET CASH USED IN FINANCING ACTIVITIES	(1,267)	(1,082)

Effect of foreign exchange rate changes on cash and cash equivalents	285	157

DECREASE IN CASH AND CASH EQUIVALENTS	(917)	(251)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,017	5,384

CASH AND CASH EQUIVALENTS, END OF PERIOD	4,100	5,133

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three and Nine Months Ended September 30, 2017 and 2016

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services
($ million)	Three Months Ended September 30,		Nine Months Ended September 30,		Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016	2017	2016	2017	2016
Revenues
Net sales	6,331	5,461	18,370	16,987	—	—	—	—
Finance and interest income	28	39	93	103	409	386	1,205	1,173

TOTAL REVENUES	6,359	5,500	18,463	17,090	409	386	1,205	1,173

Costs and Expenses
Cost of goods sold	5,242	4,524	15,166	14,014	—	—	—	—
Selling, general and administrative expenses	495	478	1,491	1,475	64	68	185	212
Research and development expenses	243	211	662	619	—	—	—	—
Restructuring expenses	53	6	75	30	—	—	2	1
Interest expense	173	192	462	494	140	132	408	390
Interest compensation to Financial Services	84	84	250	245	—	—	—	—
Other, net	88	60	204	741	86	73	251	213

TOTAL COSTS AND EXPENSES	6,378	5,555	18,310	17,618	290	273	846	816

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	(19)	(55)	153	(528)	119	113	359	357

Income tax (expense)	(24)	10	(106)	(54)	(40)	(42)	(119)	(125)
Equity in income of unconsolidated subsidiaries and affiliates	14	7	46	(14)	7	6	20	19
Results from intersegment investments	86	77	260	251	—	—	—	—

NET INCOME (LOSS)	57	39	353	(345)	86	77	260	251

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of September 30, 2017 and December 31, 2016

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	3,569	4,649	531	368
Restricted cash	—	—	681	837
Trade receivables	549	596	28	58
Financing receivables	1,325	1,592	19,926	19,546
Inventories, net	7,055	5,396	228	213
Property, plant and equipment, net	6,916	6,395	2	2
Investments in unconsolidated subsidiaries and affiliates	3,105	2,886	195	153
Equipment under operating leases	30	17	1,844	1,890
Goodwill	2,316	2,296	156	153
Other intangible assets, net	760	772	12	15
Deferred tax assets	1,127	1,060	209	188
Derivative assets	79	98	19	8
Other assets	1,844	1,505	366	382

TOTAL ASSETS	28,675	27,262	24,197	23,813

LIABILITY AND EQUITY
Debt	7,404	7,691	20,181	20,061
Trade payables	5,715	5,042	188	180
Deferred tax liabilities	98	84	323	310
Pension, postretirement and other postemployment benefits	2,315	2,256	30	20
Derivative liabilities	81	239	12	21
Other liabilities	8,581	7,478	725	669

Total Liabilities	24,194	22,790	21,459	21,261

Redeemable noncontrolling interest	25	21	—	—

Equity	4,456	4,451	2,738	2,552

TOTAL LIABILITIES AND EQUITY	28,675	27,262	24,197	23,813

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Nine Months Ended September 30, 2017 and 2016

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
($ million)	2017	2016	2017	2016
Operating activities:
Net income (loss)	353	(345)	260	251
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	536	533	4	4
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	232	215	198	191
Loss from disposal of assets	23	2	—	—
Loss on repurchase/early redemption of Notes	56	38	—	—
Undistributed income (loss) of unconsolidated subsidiaries	(4)	62	(20)	(19)
Other non-cash items	70	83	60	89
Changes in operating assets and liabilities:
Provisions	165	501	(2)	(1)
Deferred income taxes	(84)	(4)	4	18
Trade and financing receivables related to sales, net	89	(61)	(53)	428
Inventories, net	(1,208)	(740)	(14)	(14)
Trade payables	228	(114)	3	(59)
Other assets and liabilities	(100)	161	67	143

NET CASH PROVIDED BY OPERATING ACTIVITIES	356	331	507	1,031

Investing activities:
Additions to retail receivables	—	—	(2,857)	(2,747)
Collections of retail receivables	—	—	3,104	3,287
Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	11	8	—	—
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	236	169	358	260
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(277)	(290)	(1)	—
Expenditures for assets under operating leases and assets sold under buy-back commitments	(717)	(600)	(479)	(491)
Other	(156)	496	193	(538)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(903)	(217)	318	(229)

Financing activities:
Proceeds from long-term debt	1,500	1,705	9,596	7,072
Payment of long-term debt	(2,044)	(1,291)	(9,950)	(7,854)
Net increase (decrease) in other financial liabilities	(72)	(299)	(115)	(152)
Dividends paid	(166)	(205)	(258)	(242)
Other	(16)	(58)	45	—

NET CASH USED IN FINANCING ACTIVITIES	(798)	(148)	(682)	(1,176)

Effect of foreign exchange rate changes on cash and cash equivalents	265	115	20	42

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,080)	81	163	(332)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,649	4,551	368	833

CASH AND CASH EQUIVALENTS, END OF PERIOD	3,569	4,632	531	501

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Operating Profit (loss) to Net Income (loss) under U.S. GAAP ($ million)

Nine Months Ended September 30,			Three Months Ended September 30,
2017	2016		2017	2016
1,168	998	Total Operating Profit	388	278
77	31	Restructuring expenses	53	6
370	392	Interest expenses of Industrial Activities, net of interest income and eliminations(1)	145	153
(209)	(746)	Other, net(2)	(90)	(61)
512	(171)	Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	100	58
(225)	(179)	Income tax (expense)	(64)	(32)
66	5	Equity in income of unconsolidated subsidiaries and affiliates(3)	21	13
353	(345)	Net income (loss)	57	39

(1)    In the three and nine months ended September 30, 2017, Interest expenses includes the charge of $39 million and $56 million, respectively, related to the repurchase/early redemption of Notes. In the three and nine months ended September 30, 2016, this item included the charge of $38 million related to the repurchase of Notes.

(2)    In the nine months ended September 30, 2016, Other, net included the non-recurring charge of $551 million related to the European Commission settlement.

(3)    In the nine months ended September 30, 2016, Equity in income of unconsolidated subsidiaries and affiliates included a negative impact of $28 million incurred by the joint venture Naveco Ltd due to its exit from a line of business.

CNH INDUSTRIAL

Reconciliation of Total Debt to Net debt under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Activities
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Third party debt	25,518	25,276	6,604	6,694	18,914	18,582
Intersegment notes payable	—	—	800	997	1,267	1,479
Total Debt(1)	25,518	25,276	7,404	7,691	20,181	20,061
Less:
Cash and cash equivalents	4,100	5,017	3,569	4,649	531	368
Restricted cash	681	837	—	—	681	837
Intersegment notes receivable	—	—	1,267	1,479	800	997
Derivatives hedging debt	(7)	2	(7)	2	—	—
Net debt (cash)(2)	20,744	19,420	2,575	1,561	18,169	17,859

(1)    Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $800 million and $997 million as of September 30, 2017 and December 31, 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,267 million and $1,479 million as of September 30, 2017 and December 31, 2016, respectively.

(2)    The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $467 million and $482 million as of September 30, 2017 and December 31, 2016, respectively.

CNH INDUSTRIAL

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP ($ million)

	September 30, 2017	June 30, 2017	December 31, 2016
Cash and cash equivalents	4,100	4,601	5,017
Restricted cash	681	690	837
Undrawn committed facilities	3,139	3,033	2,890
Available liquidity	7,920	8,324	8,744

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Change in Net Industrial Debt under U.S. GAAP ($ million)

Nine Months Ended September 30,			Three Months Ended September 30,
2017	2016		2017	2016
(1,561)	(1,578)	Net industrial (debt)/cash at beginning of period	(2,064)	(2,135)
353	(345)	Net income (loss)	57	39
—	551	Add back European Commission settlement	—	—
56	38	Add back cost of repurchase/early redemption of Notes(1)	39	38
536	533	Amortization and depreciation(2)	184	178
67	103	Changes in provisions and similar(3)	116	4
(1,144)	(989)	Change in working capital	(547)	(505)
(277)	(290)	Investments in property, plant and equipment, and intangible assets(2)	(112)	(118)
14	(100)	Other changes	(22)	(115)
(395)	(499)	Net industrial cash flow	(285)	(479)
(182)	(219)	Capital increases and dividends(4)	(12)	(1)
(437)	(377)	Currency translation differences and other(5)	(214)	(58)
(1,014)	(1,095)	Change in Net industrial debt	(511)	(538)
(2,575)	(2,673)	Net industrial (debt)/cash at end of period	(2,575)	(2,673)

(1)    Add back item to be excluded from the calculation of net industrial cash flow.

(2)    Excluding assets sold under buy-back commitments and assets under operating leases.

(3)    This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases.

(4)    This item also includes share buy-back transactions.

(5)    In the three and nine months ended September 30, 2017, this item also includes the charge of $39 million and $56 million, respectively, related to the repurchase/early redemption of Notes. In the three and nine months ended September 30, 2016, this item included the charge of $38 million related to the repurchase of Notes.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income tax (expense) to the most comparable GAAP financial measures and determination of Adjusted diluted EPS and Adjusted ETR under U.S.GAAP

($ million, except per share data)

Nine Months Ended September 30,			Three Months Ended September 30,
2017	2016		2017	2016
353	(345)	Net income (loss)	57	39
133	620	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	92	44
(14)	(18)	Adjustments impacting Income tax (expense) (b)	(1)	(15)
—	28	Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates (c)	—	—
472	285	Adjusted net income	148	68
460	283	Adjusted net income attributable to CNH Industrial N.V.	144	68
1,366	1,364	Weighted average shares outstanding – diluted (million)	1,367	1,364
0.34	0.21	Adjusted diluted EPS ($)	0.11	0.05
512	(171)	Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	100	58
133	620	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	92	44
645	449	Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	192	102
(225)	(179)	Income tax (expense)	(64)	(32)
(14)	(18)	Adjustments impacting Income tax (expense) (b)	(1)	(15)
(239)	(197)	Adjusted income tax (expense) (B)	(65)	(47)
37%	44%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	34%	46%
a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates
77	31	Restructuring expenses	53	6
—	551	European Commission settlement	—	—
56	38	Cost of repurchase/early redemption of Notes	39	38
133	620	Total	92	44
b) Adjustments impacting Income tax (expense)
(14)	(18)	Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	(1)	(15)
(14)	(18)	Total	(1)	(15)
c) Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates
—	28	Negative impact incurred by the joint venture Naveco Ltd due to its exit from a line of business	—	—
—	28	Total	—	—

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under EU-IFRS ($ million)

Nine Months Ended September 30,				Three Months Ended September 30,
2017	2016	% change		2017	2016	% change
7,890	7,291	8.2	Agricultural Equipment	2,651	2,359	12.4
1,841	1,726	6.7	Construction Equipment	642	595	7.9
7,376	6,896	7.0	Commercial Vehicles	2,598	2,150	20.8
3,214	2,760	16.4	Powertrain	1,075	851	26.3
(1,777)	(1,539)	—	Eliminations and other	(574)	(457)	—
18,544	17,134	8.2	Total of Industrial Activities	6,392	5,498	16.3
1,498	1,412	6.1	Financial Services	481	462	4.1
(377)	(349)	—	Eliminations and other	(131)	(124)	—
19,665	18,197	8.1	Total	6,742	5,836	15.5

CNH INDUSTRIAL

Trading profit/(loss)(1) by Segment under EU-IFRS ($ million)

Nine Months Ended September 30,				Three Months Ended September 30,
2017	2016	Change		2017	2016	Change
438	322	116	Agricultural Equipment	129	75	54
(50)	(26)	-24	Construction Equipment	(8)	(17)	9
96	130	-34	Commercial Vehicles	32	37	-5
246	155	91	Powertrain	86	45	41
(74)	(74)	—	Eliminations and other	(19)	(26)	7
656	507	149	Total of Industrial Activities	220	114	106
361	359	2	Financial Services	119	114	5
—	—	—	Eliminations and other	—	—	—
1,017	866	151	Total	339	228	111
(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS ($ million)

	September 30, 2017	June 30, 2017	December 31, 2016
Total Assets	49,924	49,598	47,834
Total Equity	6,753	6,711	6,634
Equity attributable to CNH Industrial N.V.	6,741	6,699	6,623
Net debt	20,843	(20,301)	(19,734)
Of which Net industrial debt(1)	(2,629)	(2,132)	(1,822)

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

Nine Months Ended September 30,			Three Months Ended September 30,
2017	2016		2017	2016
353	(345)	Net income (loss) in accordance with U.S. GAAP	57	39
		Adjustments to conform with EU-IFRS:
(80)	(91)	Development costs	(16)	(37)
39	44	Other adjustments	13	18
21	18	Tax impact on adjustments	13	15
(32)	(23)	Deferred tax assets and tax contingencies recognition	(23)	(25)
(52)	(52)	Total adjustments	(13)	(29)
301	(397)	Profit (loss) in accordance with EU-IFRS	44	10

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	September 30, 2017	December 31, 2016
Total Equity under U.S. GAAP	4,456	4,451
Adjustments to conform with EU-IFRS:
Development costs	2,489	2,374
Other adjustments	(141)	(121)
Tax impact on adjustments	(701)	(655)
Deferred tax assets and tax contingencies recognition	650	585
Total adjustments	2,297	2,183
Total Equity under EU-IFRS	6,753	6,634

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Nine Months Ended September 30, 2017		At December 31, 2016	Nine Months Ended September 30, 2016
	Average	At September 30		Average	At September 30
Euro	0.898	0.847	0.949	0.896	0.896
Pound sterling	0.784	0.747	0.812	0.719	0.771
Swiss franc	0.983	0.970	1.019	0.980	0.974
Polish zloty	3.829	3.646	4.184	3.904	3.870
Brazilian real	3.173	3.188	3.254	3.545	3.244
Canadian dollar	1.306	1.244	1.346	1.321	1.316
Argentine peso	16.219	17.548	15.850	14.520	15.300
Turkish lira	3.593	3.559	3.517	2.935	3.008

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three and Nine Months Ended September 30, 2017 and 2016

(Unaudited)

(EU-IFRS)

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2017	2016	2017	2016
Net revenues	6,742	5,836	19,665	18,197
Cost of sales	5,569	4,824	16,205	14,966
Selling, general and administrative costs	535	515	1,609	1,588
Research and development costs	265	255	760	725
Other income/(expenses)	(34)	(14)	(74)	(52)

TRADING PROFIT/(LOSS)	339	228	1,017	866

Gains/(losses) on the disposal of investments	—	—	—	—
Restructuring costs	53	6	76	31
Other unusual income/(expenses)(1)	—	(6)	8	(560)

OPERATING PROFIT/(LOSS)	286	216	949	275

Financial income/(expenses)(2)	(191)	(178)	(483)	(483)
Result from investments(3):	23	14	71	(5)
Share of the profit/(loss) of investees accounted for using the equity method	23	14	71	(5)
Other income/(expenses) from investments	—	—	—	—

PROFIT/(LOSS) BEFORE TAXES	118	52	537	(213)

Income tax (expense)	(74)	(42)	(236)	(184)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	44	10	301	(397)

PROFIT/(LOSS) FOR THE PERIOD	44	10	301	(397)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	41	11	290	(399)
Non-controlling interests	3	(1)	11	2

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.03	0.01	0.21	(0.29)

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.03	0.01	0.21	(0.29)

Notes:

(1)	In the nine months ended September 30, 2016, Other unusual income/(expenses) included the non-recurring charge of $551 million related to the European Commission settlement.
(2)	In the three and nine months ended September 30, 2017, Financial income/(expenses) includes the charge of $39 million and $56 million, respectively, related to the repurchase/early redemption of Notes. In the three and nine months ended September 30, 2016, this item included the charge of $38 million related to the repurchase of Notes.
(3)	In the nine months ended September 30, 2016, Result from investments included a negative impact of $42 million incurred by the joint venture Naveco Ltd due to its exit from a line of business.

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of September 30, 2017 and December 31, 2016

(Unaudited)

(EU-IFRS)

($ million)	September 30, 2017	December 31, 2016
ASSETS
Intangible assets	5,632	5,504
Property, plant and equipment	6,754	6,278
Investments and other financial assets:	628	554
Investments accounted for using the equity method	586	505
Other investments and financial assets	42	49
Leased assets	1,874	1,907
Defined benefit plan assets	6	5
Deferred tax assets	1,014	959

Total Non-current assets	15,908	15,207

Inventories	7,450	5,732
Trade receivables	557	623
Receivables from financing activities	19,182	18,662
Current tax receivables	329	430
Other current assets	1,609	1,209
Current financial assets:	89	95
Current securities	—	—
Other financial assets	89	95
Cash and cash equivalents	4,781	5,854

Total Current assets	33,997	32,605

Assets held for sale	19	22

TOTAL ASSETS	49,924	47,834

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,741	6,623
Non-controlling interests	12	11

Total Equity	6,753	6,634

Provisions:	6,220	5,687
Employee benefits	2,582	2,532
Other provisions	3,638	3,155
Debt:	25,629	25,434
Asset-backed financing	11,552	11,784
Other debt	14,077	13,650
Other financial liabilities	84	249
Trade payables	5,867	5,185
Current tax payables	179	229
Deferred tax liabilities	149	188
Other current liabilities	5,043	4,228
Liabilities held for sale	—	—

Total Liabilities	43,171	41,200

TOTAL EQUITY AND LIABILITIES	49,924	47,834

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Nine Months Ended September 30, 2017 and 2016

(Unaudited)

(EU-IFRS)

	Nine Months Ended September 30,
($ million)	2017	2016
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,854	6,311

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	301	(397)
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	885	893
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	6	1
Other non-cash items	(2)	134
Loss on repurchase/early redemption of Notes	56	38
Dividends received	42	57
Change in provisions	102	459
Change in deferred income taxes	(87)	38
Change in items due to buy-back commitments(1)	24	98
Change in operating lease items(2)	47	(52)
Change in working capital	(876)	(1,185)

TOTAL	498	84

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(550)	(561)
Consolidated subsidiaries and other equity investments	(7)	5
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	10	8
Net change in receivables from financing activities	237	871
Change in current securities	—	33
Other changes	(161)	(145)

TOTAL	(471)	211

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued	1,917	1,714
Repayment of bonds	(2,146)	(751)
Issuance of other medium-term borrowings (net of repayment)	100	(17)
Net change in other financial payables and other financial assets/liabilities	(1,094)	(1,569)
Capital increase	13	—
Dividends paid	(166)	(205)
(Purchase)/sale of treasury shares	(29)	(14)
(Purchase)/sale of ownership interests in subsidiaries	—	(44)

TOTAL	(1,405)	(886)

Translation exchange differences	305	153

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,073)	(438)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,781	5,873

(1)	Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.
(2)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.